Drinker Biddle & Reath LLP
                              One Logan Square
                           18th and Cherry Streets
                            Philadelphia, PA 19103
                            (215) 988-2700 (Phone)
                         (215) 988-2757 (Facsimile)
                            www.drinkerbiddle.com


January 22, 2010

VIA EDGAR CORRESPONDENCE

Mr. Vincent DiStephano
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	First Pacific Mutual Fund, Inc. (the "Registrant")
	Post-Effective Amendment No. 29
	Registration Nos. 33-23452/811-05631

Dear Mr. DiStephano:

	This letter responds to your comments and questions conveyed by telephone on Monday, December 28, 2009 to the undersigned on the above-referenced Post-Effective Amendment. Pursuant to your instructions, the pages that have been changed in response to your comments are appended to this letter as Exhibit A.

1.	Comment:  Under "Summary Section: Fees and Expenses of the Fund,"
	either remove the parenthetical regarding shareholder servicing fees after "Other Expenses" or list the information as a separate line item.

	Response: The parenthetical after "Other Expenses" has been removed.

2.	Comment:  Under "Summary Section: "Principal Investment Strategy,"
	first paragraph, summarize how the portfolio manager will determine which securities to buy and sell.

	Response:   The following disclosure has been added to the first
	paragraph under Principal Investment Strategy:: "The Investment Manager attempts to select securities that it believes will provide the best balance between risk and return within the Fund's range of allowable investments. In managing the Fund, a number of factors are considered in determining whether to buy or sell a security, including, but not limited to, general market and economic conditions and their likely effects on the level of interest rates, yield spreads among securities, and the underlying credit quality of the issuer."

3.	Comment: Under "Summary Section: "Principal Investment Strategy,"
	first sentence, clarify whether the percentage of net assets invested in investment grade municipal securities includes or excludes borrowings.

	Response:  The disclosure has been clarified to state that:
	"...the Fund will invest at least 80% of its net assets, including borrowings for investment purposes, in...".

4.	Comment:  Under "Summary Section: "Principal Risks: State
	Concentration Risk," disclose any principal risks that are unique to Hawaii.

	Response: The Registrant is not aware of any additional principal risks that are unique to Hawaii.

5.	Comment:  Under "Summary Section: "Performance," delete the
	following sentence in the first paragraph: "The bar chart and performance table assume reinvestment of dividends and distributions."

	Response:  The sentence has been deleted.

6.	Comment:  Under "Summary Section: "Performance," delete the
	sentence in the third paragraph: "It is not possible to invest directly in an index." In addition, move the remaining sentence of this paragraph ("The following table shows how the Fund's average annual total returns for the periods indicated compared to those of Barclay's Capital Municipal Bond Index.") to immediately after the third sentence of the first paragraph under the heading "Performance."

	Response: The sentence has been deleted and the remaining sentence has been moved as requested.

7.	Comment:  Under "Summary Section: "Performance," add the year-to-
	date return information as of the end of the most recent quarter in a footnote to the bar chart.

	Response: The year-to-date return information as of the end of the most recent quarter is for the 1 year period ended December 31, 2009. The Registrant has not added the requested disclosure because this information is included as the 2009 bar in the bar chart and as the 1 year return in the average annual total return table.

8.	Comment:  Under "Summary Section: "Performance," move the
	paragraph that appears immediately above the Average Annual Total Return Table to immediately below the table.

	Response:  The paragraph has been moved as requested.

9.	Comment:  Under "Summary Section: "Performance," delete the
	footnote containing the description of the index in the average annual total return table.


	Response: The footnote and corresponding disclosure has been deleted.

10.	Comment:  Under "Summary Section: Management," state the portfolio
	manager's title with the Investment Manager.

	Response: The Registrant has added that the portfolio manager is a Vice President of the Investment Manager.

11.	Comment:  Under "Summary Section: "Purchase and Sale of Fund
	Shares," delete the sentences: "In order to establish a new account, a completed application must accompany an investment in the Fund. Purchases can be made by submitting a personal check made payable to the 'Hawaii Municipal Fund or by wire.'" "Please note that Fund purchases cannot be made by cashiers check, official check, traveler's check or any other cash instrument.
	For more information about purchasing and redeeming Fund shares including policies and procedures, see 'Additional Information about Purchasing and Redeeming Fund Shares' in this prospectus and 'Purchasing and Redeeming Fund Shares in the Statement of Additional Information.'"

	Response:  The sentences have been deleted.

12.	Comment:  Under "Summary Section: "Purchase and Sale of Fund
	Shares," delete the last sentence: "Telephone redemptions are accepted at (808) 988-8088 or (800) 354-9654."

	Response: Item 6(b) of Form N-1A requires the Registrant to briefly identify the procedures for redeeming shares (e.g., on any business day by written request, telephone or wire transfer.) The Registrant has not removed the above-quoted sentence because it identifies the procedure for redeeming shares by telephone and therefore is permitted disclosure pursuant to Form N-1A.

13.	Comment:  Under "Summary Section: "Tax Information," delete the
	following sentences: "In addition, gains, if any, on the redemption of the Fund's shares are taxable. For additional information please see 'Distributions, Capital Gains and Tax Consequences in this Prospectus'."

	Response:  The sentences have been deleted.

14.	Comment:  Under "Additional Information About Investments -
	Investment Objective and Principal Strategy," fourth paragraph, disclose how the municipal securities in which the Registrant invests are "varied."

	Response:  The Registrant has deleted the word "varied."

15.	Comment:  Under "Additional Information About Investments -
	Investment Objective and Principal Strategy: Concentration," are more than 25% of the Fund's assets invested in a particular segment of the municipal bond market currently?"

	Response: As of this date, the Fund has not invested more than 25% of its assets in a particular segment of the municipal bond market.

16.	Comment:  Under "Additional Information About Investments -
	Investment Objective and Principal Strategy: Risks," disclose whether the risks described are principal risks or other risks.

	Response: Registrant has clarified that the risks listed on in this section are principal risks.

17.	Comment:  Under "Additional Information About Purchasing and
	Redeeming Fund Shares: Purchasing Fund Shares," delete the clause in the first sentence of the fourth paragraph: "meaning investors do not pay any sales charges."

	Response:  The clause has been deleted.

18.	Comment:  Under "Additional Information About Purchasing and
	Redeeming Fund Shares: Redeeming Fund Shares," add to the end of the first paragraph that redemption proceeds may be delayed up to 15 days for the purchase check to clear.

	Response:  The requested disclosure has been added.

19.	Comment:  Under "Additional Information About Purchasing and
	Redeeming Fund Shares: Redeeming Fund Shares," in the first sentence of the second paragraph clarify by whom the redemption order is placed.

	Response: The sentence has been revised as follows: "The redemption price of shares is based on the next calculation of the net asset value after the order is received by the transfer agent or Service Agent, as applicable."

                             *	*	*	*

	The Registrant will include the aforementioned disclosures in the Fund's Post-Effective Amendment No. 30 to be filed pursuant to Rule 485(b) under the Securities Act of 1933 on January 25, 2010.

       In connection with responding to comments from the Securities and
Exchange Commission, the Registrant acknowledges that:  (1)	the Registrant
is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

                                            Very truly yours,


                                            /s/ Nancy P. O'Hara____
                                            Nancy P. O'Hara

cc:	Audrey C. Talley, Esq.


                                                                    EXHIBIT A

FIRST PACIFIC MUTUAL FUND, INC.                              PROSPECTUS DATED
2756 WOODLAWN DRIVE, #6-201                                  FEBRUARY 1, 2010
HONOLULU, HAWAII  96822-1856




                       HAWAII MUNICIPAL FUND INVESTOR CLASS
                                 TICKER:  SURFX



                                  TABLE OF CONTENTS

Summary Section...........................................................2
Additional Information about Investments..................................6
Additional Information about the Investment Manager.......................8
Additional Information about Purchasing and Redeeming Fund Shares.........9
Distributions, Capital Gains and Tax Consequences........................12
Distribution Arrangements................................................13
Financial Highlights.....................................................14


These securities have not been approved or disapproved by the Securities and Exchange Commission ("Commission") nor has the Commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                                   SUMMARY SECTION

INVESTMENT OBJECTIVE
The investment objective of the Hawaii Municipal Fund (the "Fund,") of First Pacific Mutual Fund, Inc. ("Company") is to provide a high level of current income exempt from federal and Hawaii state income taxes, consistent with preservation of capital and prudent investment management.

FEES AND EXPENSES OF THE FUND
This table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)		NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

      Management Fees                                  0.50%
      Distribution (12b-1) Fees                        0.15%
      Other Expenses                                   0.40%
             Total Annual Fund Operating Expenses      1.05%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

         1 YEAR         3 YEARS         5 YEARS         10 YEARS
          $107           $334            $579            $1,283


Portfolio Turnover
The Fund pays transaction costs when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 25.90% of the average value of its portfolio.



PRINCIPAL INVESTMENT STRATEGY
Under normal circumstances, the Fund will invest at least 80% of its net assets, including borrowings for investment purposes, in a portfolio of investment grade municipal securities issued by or on behalf of the State of Hawaii or any of its political subdivisions that pay interest that is exempt from regular federal and State of Hawaii income tax. The Fund's dollar-weighted average portfolio maturity is expected to be 10 years or more. More than 25% of the Fund's assets may be invested in a particular segment of the municipal bond market. The Investment Manager attempts to select securities that it believes will provide the best balance between risk and return within the Fund's range of allowable investments. In managing the Fund, a number of factors are considered in determining whether to buy or sell a security, including, but not limited to, general market and economic conditions and their likely effects on the level of interest rates, yield spreads among securities, and the underlying credit quality of the issuer.


PRINCIPAL RISKS
Market Risk - There is no guarantee that the Fund's investment objective will be met. The Fund's yield, share price and investment return can fluctuate so you may receive more or less than your original investment upon redemption. Loss of money is a risk of investing in the Fund.

Interest Rate Risk - The net asset value of the Fund may change as interest rates fluctuate. When interest rates increase, the net asset value could decline. When interest rates decline, the net asset value could increase. In general, when interest rates rise, bond prices fall and when interest rates fall, bond prices rise. The price volatility of a bond also depends on its maturity. Generally, the longer the maturity of a bond, the greater its sensitivity to interest rates.

Credit Risk - The securities in the Fund's portfolio are subject to credit risk, which is the ability of municipal issuers to meet their payment obligations.

Call Risk: The securities in the Fund's portfolio are subject to call risk, which is the risk that changes in interest rates may cause certain municipal securities to be paid off much sooner or later than expected, which could adversely affect the Fund's value.

State Concentration Risk - The Fund is subject to the additional risk that it concentrates its investments in instruments issued by or on behalf of the State of Hawaii. Due to the level of investment in municipal obligations issued by the State of Hawaii and its political subdivisions, the performance of the Fund will be closely tied to the economic and political conditions in the State of Hawaii. Therefore an investment in the Fund may be riskier than investment in other types of municipal bond funds.

Municipal Security Risk - Municipal security prices can be significantly affected by political changes, as well as uncertainties in the municipal market related to taxation, legislative changes or the rights of municipal security holders. Because many municipal securities are issued to finance similar projects, especially those relating to education, healthcare, transportation and utilities, conditions in these sectors can affect municipal bond prices.

Non-Diversification Risk - The Fund is non-diversified and its assets may be invested in fewer issuers than a diversified fund. If the value of portfolio securities changes, the Fund's net asset value may increase or decrease more rapidly than a diversified fund.

Tax Risk - Unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or state tax authorities, or noncompliant conduct of a bond issuer could impact the tax-free income distributed by the Fund. In addition, some income may be subject to the federal alternative minimum tax.


PERFORMANCE
The following bar chart and table provide some indication of the risks of investing in the Fund. The bar chart illustrates how the Fund's performance has varied from year to year over the past 10 years. The Fund's past performance before and after taxes is not necessarily an indication of future performance. The following table shows how the Fund's average annual total returns for the periods indicated compared to those of Barclays Capital Municipal Bond Index. Updated performance information for the Fund is available by calling (808) 988-8088 or (800) 354-9654.

[bar graph omitted] plot points as follows:
2000	 8.53
2001	 4.30
2002	 8.24
2003	 5.40
2004	 3.79
2005	 2.29
2006	 3.87
2007	 2.12
2008	-4.98
2009	12.20

During the periods shown in the bar chart, the Fund's highest quarterly return was 5.09% for the quarter ended September 30, 2009 and the lowest quarterly return was -2.49% for the quarter ended September 30, 2008.

Average Annual Total Returns for the periods ended December 31, 2009

                                          1 Year      5 Years       10 Years
Return Before Taxes                       12.20%       2.96%          4.48%
Return After Taxes on Distributions       12.20%       2.94%          4.47%
Return After Taxes on Distributions        9.31%       3.05%          4.44%
   and Sale of Fund Shares
Barclays Capital Municipal Bond Index     12.91%       4.32%          5.75%
(reflects no deduction for fees, expenses or taxes)



After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your own after-tax returns will depend on your tax situation and may differ from those shown here. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.


MANAGEMENT
Investment Manager - Lee Financial Group Inc.
Portfolio Manager - Louis F. D'Avanzo, Vice President of Lee Financial Group Inc., has managed the Fund since August 1991.



PURCHASE AND SALE OF FUND SHARES
You may purchase and redeem shares of the Fund on any day the New York Stock Exchange is open for business directly from the Fund or through certain financial advisors and brokers. The minimum initial purchase is $10,000 and the minimum subsequent investment is $100. These requirements may be waived under certain circumstances. New account applications, additional investment and redemption requests can be mailed to: Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. Telephone redemptions are accepted at (808) 988-8088 or (800) 354-9654.



TAX INFORMATION
The Fund's distributions attributable to interest income are generally exempt from regular federal and Hawaii state income tax. All or a portion of these distributions may be subject to the federal alternative minimum tax. Net capital gains distributed by or reinvested in the Fund will be taxable.


PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial adviser), the Fund and its related companies may pay the intermediary for the sale of Fund shares and certain servicing and administrative functions. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

                  ADDITIONAL INFORMATION ABOUT INVESTMENTS

Investment Objective and Principal Strategy

	The investment objective of the Fund, cannot be changed without shareholder approval.

	Municipal securities are debt obligations issued by or on behalf of the government of states, territories or possessions of the United States, the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which is generally exempt from federal income tax.

	The two principal classifications of municipal securities are general obligation and revenue bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are usually payable only from the revenue derived from a particular facility or class of facilities, or in some cases, from the proceeds of a special excise tax or other specific revenue source.


	The Fund will primarily invest its assets in a portfolio of investment grade municipal securities issued by or on behalf of the State of Hawaii, or any of its political subdivisions and agencies. The interest on these securities is exempt from regular federal and State of Hawaii income taxes in the opinion of bond counsel or other counsel to the issuer of these securities. The Fund will invest, under normal circumstances, at least 80% of the Fund's net assets, including borrowings for investment purposes, in these municipal securities.


How the Fund intends to pursue this investment strategy:

[Bullet]  Maturity Range
	The Fund invests in municipal bonds with a maturity of up to 40 years and an average expected maturity of 10 - 25 years.

[Bullet]  Credit Quality
	At least 90% of the Fund's assets will be invested in municipal securities within the four highest credit quality ratings assigned by Standard & Poor's Ratings Services (AAA, AA, A, BBB) or Moody's Investors Service (Aaa, Aa, A,
Baa), or in unrated municipal securities judged by the investment manager to be of comparable quality.

[Bullet]  Concentration
	More than 25% of the Fund's assets may be invested in a particular segment of the municipal bond market. Developments affecting a particular segment could have a significant effect on Fund performance.

[Bullet]  Risk Management
	The Fund will consist of different types of municipal issuers in order to reduce the impact of any loss on a particular security.

[Bullet]  Downgrade Policy
	Downgraded bonds will be subject to review. Based upon the review, the Fund will elect to hold or sell the downgraded bond.

Principal Risks

	The following information provides more detail on the principal risks of investing in the Fund discussed in the Summary Section:


Hawaii Securities
	The Fund primarily invests in obligations of issuers located in Hawaii. The marketability and market value of these obligations may be affected by certain changes in Hawaiian constitutional provisions, legislative measures, executive orders, administrative regulations and voter initiatives. All Hawaiian governmental activities are the responsibility of the state.
This concentration adds to the state's high level of debt. However, the State General Fund has operated within planned deficits or with ending fund balances since December 1962.

Tax Laws
	Proposals have been introduced before Congress that would have the effect of reducing or eliminating the federal tax exemption on income derived from municipal securities. If such a proposal were enacted, the ability of the Fund to pay tax-exempt interest dividends might be adversely affected.

	Additional information about the Fund's investments and risks can be found in the Statement of Additional Information ("SAI").

Portfolio Holdings
	A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI and on the Fund's website, www.leehawaii.com.

Other Investment Practices

	The Fund's investments are subject to other limitations described in the SAI. The Fund may:

[Bullet] Hedge its portfolio partially or fully against market value changes, by buying or selling financial futures contracts and options thereon, such as municipal bond index future contracts and the related put or call options contracts on such index futures.

[Bullet] Engage in "when-issued" or "delayed delivery" transactions. Yields generally available on municipal securities when delivery occurs may be higher or lower than yields on securities obtained in the transactions.

[Bullet] Enter into reverse repurchase agreements, under which the Fund sells securities and agrees to repurchase them at an agreed upon time and at an agreed upon price. These transactions are treated as a borrowing by the Fund.

[Bullet] Purchase bonds whose interest is treated as an item of tax preference for purposes of determining federal alternative minimum tax liability.

        During periods of adverse conditions the Fund may not achieve its investment objective. For temporary defensive purposes, including when Hawaiian tax-exempt securities are unavailable or in response to other adverse market, economic, political or other conditions, the Fund may maintain uninvested cash or invest in money market instruments. The interest on money market instruments may be subject to federal or state income taxes.


            ADDITIONAL INFORMATION ABOUT THE INVESTMENT MANAGER
	The Investment Manager for the Fund is Lee Financial Group Inc. ("Lee Financial"), 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. Lee Financial was founded in 1988 and as of December 31, 2009 had approximately $330 million in assets under management. Lee Financial is responsible for: investing the assets of the Fund, providing investment research, administering the Fund's daily business affairs, continuous review and analysis of state and local economic conditions and trends, and evaluating the portfolio and overseeing its performance. As compensation for the services provided by Lee Financial, the Hawaii Municipal Fund paid Lee Financial 0.50 of one percent (0.50%) of its average daily net assets for the most recent fiscal year. A discussion regarding the basis for the Board of Directors approving the investment management contract of the Fund is available in the Fund's September 30, 2009 Annual Report to shareholders.


	Louis F. D'Avanzo is the portfolio manager of the Fund. Mr. D'Avanzo has managed the Hawaii Municipal Fund since August 1991. He has been employed by Lee Financial since July 1989. Mr. D'Avanzo has a BA in Economics from Tufts University. The SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares in the Fund.

                               FUND PRICING
	The net asset value per share for the Fund is determined by calculating the total value of the Fund's assets, deducting its total liabilities and dividing the result by the number of shares outstanding. The net asset value is computed once daily as of the close of regular trading on the New York Stock Exchange (generally 4:00 pm EST). Fund shares will not be priced on the days on which the New York Stock Exchange is closed.

	The Fund's shares are valued by using market quotations, prices provided by market makers or estimates of market values obtained from yield data from securities with similar characteristics in accordance with procedures established in good faith by the Board of Directors of the Company. When events occur which may affect the accuracy of available quotations for the Fund's investments, the Fund may use fair value pricing procedures approved by the Board. The price determined by the Fund in such circumstances may differ from values assigned to securities elsewhere in the marketplace.

       ADDITIONAL INFORMATION ABOUT PURCHASING AND REDEEMING FUND SHARES

Purchasing Fund Shares
	Shares are distributed through Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822 or from members of the Financial Industry Regulatory Authority who have dealer agreements with Lee Financial Securities, Inc. If an order is placed with a broker-dealer, the broker-dealer is responsible for promptly transmitting the order to the Fund.

	In order to establish a new account, a completed application should accompany an investment in the Fund. Purchases can be made by submitting a personal check or wiring funds. Checks must be made payable to the "Hawaii Municipal Fund". New account applications and additional investments can be mailed to: Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. Please note that Fund purchases cannot be made by cashiers check, official check, traveler's check or any other cash instrument.

	Lee Financial Recordkeeping, Inc. performs bookkeeping, data processing and administrative services related to the maintenance of shareholder accounts.


	The Fund is offered for investment on a no-load basis. The minimum initial investment to open an account is $10,000.00. The minimum subsequent investment is $100.00. This requirement may be waived under certain circumstances. Broker-dealers and other financial intermediaries may impose their own minimum and subsequent investment requirements. Please refer to "Service Agents" below for additional information. For subsequent investments, shareholders should include their Fund account number on the check.


	From time to time, the Investment Manager and its affiliates pay, from their own resources, a fee to financial institutions that generate purchase orders. These fees are described in the SAI.

	Purchases received by the close of the New York Stock Exchange (generally 4:00 pm EST) are confirmed at that day's net asset value. Purchases received after the close of the New York Stock Exchange are confirmed at the net asset value determined on the next business day. Should an order to purchase shares be canceled because an investor's check does not clear, the investor will be responsible for any resulting losses or fees incurred in that transaction.
Lee Financial Securities, Inc. reserves the right to accept or reject any purchase.

Customer Identification Program
	Federal law requires the Company to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), social security or taxpayer identification number or other identifying information for each investor who opens or reopens an account with the Company. Applications without the required information, or without any indication that a social security or taxpayer identification number has been applied for, may not be accepted. After acceptance, to the extent permitted by applicable law or its customer identification program, the Company reserves the right (a) to place limits on transactions in any account until the identity of the investor is verified; or (b) to refuse an investment in the Fund or to involuntarily redeem an investor's shares and close an account in the event that an investor's identity is not verified. The Company and its agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares when an investor's identity cannot be verified.

Automatic Investment Plan
	Shareholders can arrange to make additional monthly purchases, automatically, through electronic funds transfer from their financial institutions. A minimum investment of $100.00 each month is required for participation in the plan. This requirement may be waived under certain circumstances.

Service Agents
	Shares of the Fund may be purchased by customers of service agents such as broker-dealers or other financial intermediaries which have established a shareholder servicing relationship with their customers ("Service Agents"). Service Agents will be allowed to place telephone purchase and redemption orders. Service Agents may impose additional or different conditions on purchases and redemptions of Fund shares and may charge transaction or other account fees. Service Agents are responsible to their customers and the Fund for timely transmission of all subscription and redemption requests, investment information, documentation and money.

	The Fund relies upon the integrity of the Service Agents to ensure that orders are timely and properly submitted. The Fund cannot assure you that Service Agents properly submitted to it all purchase and redemption orders received from the Service Agent's customers before the time for determination of the Fund's net asset value in order to obtain that day's price.


Redeeming Fund Shares
	Telephone redemption privileges are automatically established on accounts unless written notification is submitted stating that this privilege is not requested. Telephone redemptions are not allowed if stock certificates are held for shares being redeemed. Redemptions will be processed but proceeds may be delayed until checks received for the purchase of shares have cleared, which may take up to 15 days from the purchase date.

	The redemption price of shares is based on the next calculation of the net asset value after the order is received by the transfer agent or Service Agent, as applicable. There are no sales charges or fees for redeeming shares. Redemptions may be suspended when the New York Stock Exchange is closed (other than customary weekend and holiday closings) or when the Securities and Exchange Commission deems an emergency exists and permits such suspension or postponement.


	The proceeds of the redemption are made payable to the registered shareholder and mailed to the address of record within five business days.

	If the amount being redeemed exceeds $50,000.00, a written redemption request must be submitted. Signatures must be medallion signature guaranteed. This requirement may be waived under certain circumstances.

	If your account falls below $500.00, you may be asked to increase your balance. If it is still below $500.00 after 60 days, the Company may close your account and send you the proceeds. Shares will not be redeemed if an account is worth less than $500.00 due to a market decline.

Telephone Redemptions (808) 988-8088
	To protect accounts from unauthorized telephone redemptions, procedures have been established to confirm that instructions communicated by telephone are genuine. When a telephone redemption is received, the caller must provide:

	Account Number
	Name and address exactly as registered on that account
	Dollar or share amount to be redeemed
	Last 4 digits of the social security number or tax identification as registered on that account.

	If these procedures are followed, the Company, the Fund and Lee Financial Securities, Inc. will not be responsible for the authenticity of instructions